15045916

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-45110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Global Fund Distributors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. Brand Blvd., Suite 1950
(No. and Street)

Glendale	CA	91203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jingjing Yan (818) 245-7531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 S. Figueroa St.	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jingjing Yan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Global Fund Distributors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2015, by Jingjing Yan, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Araceli M. Olea

Notary Public

ARACELI M. OLEA
Commission # 1927638
Notary Public - California
Los Angeles County
My Comm. Expires Apr 1, 2015

Statement of Financial Condition

Pacific Global Fund Distributors, Inc.
December 31, 2014
With Report of Independent Registered Public
Accounting Firm

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Pacific Global Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of Pacific Global Fund Distributors, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pacific Global Fund Distributors, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 23, 2015

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	14,495
Commissions receivable from Pacific Advisors Fund Inc.		19,022
Other commissions receivable		1,962
Investments in Pacific Advisors Fund Inc. at fair value (cost – $87,223)		93,058
Prepaid expenses		19,751
Total assets	$	148,288
Liabilities and shareholder's equity		
Commissions payable to brokers	$	2,300
Accounts payable and accrued expenses		17,259
Total liabilities		19,559
Shareholder's equity:		
Common stock, no par value:		
Authorized, issued, and outstanding 10,000 shares		403,395
Accumulated deficit		(274,666)
Total shareholder's equity		128,729
Total liabilities and shareholder's equity	$	148,288

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Notes to Statement of Financial Conditions

December 31, 2014

1. Organization

Pacific Global Fund Distributors, Inc. (the Company) was incorporated on June 25, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company, a wholly owned subsidiary of Pacific Global Investment Management Company (the Advisor), serves as the distributor of capital shares and as an introducing broker for trading of portfolio securities of Pacific Advisors Fund Inc. (the Fund). The Advisor also acts as the Investment Manager for the Fund.

The Company neither carries customer accounts nor performs custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented in accordance with U.S. generally accepted accounting principles.

Investments in Pacific Advisors Fund Inc.

The Company's investment in the Fund is recorded at the quoted market values.

Investment Valuation

The Company's investment in the Fund has been classified in the fair value hierarchy (as defined in U.S. generally accepted accounting standards) as a Level I type investment (i.e., quoted prices are available in active markets for the investment).

Prepaid Expenses

Prepaid expenses and other assets mainly consist of prepaid regulatory fees.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $95,020, which was $90,020 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.21 to 1 at December 31, 2014. The Company was in compliance with the net capital requirements.

4. Income Taxes

The Company has a federal and state tax allocation agreement with the Advisor whereby it is allocated an income tax expense/benefit on a pro-rata basis. The Company files a consolidated tax return with the Advisor for federal tax purposes and a combined tax return for state tax purposes.

Management has analyzed the Company's tax positions taken on federal income tax returns for all open tax years and positions expected to be taken for the year ended December 31, 2014 and has concluded that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions. Tax years 2011, 2012, 2013, and 2014 are still subject to examination by major federal jurisdictions. Tax years 2010, 2011, 2012, 2013, and 2014 are still subject to examination by major state jurisdictions.

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

4. Income Tax (continued)

Deferred tax assets and liabilities consist of the following as of December 31, 2014:

Deferred tax asset:	
Tax net operating and capital loss carryforward	$ 89,791
Less valuation allowance	(87,477)
Deferred tax asset after valuation allowance	2,314
Deferred tax liabilities	2,314
Deferred tax assets/liabilities, net	$ 0

As of December 31, 2014, no tax benefit has been recorded as utilization of the net operating loss carryforwards is uncertain. At December 31, 2014, the Company has net operating and capital loss carryforwards of $6,624 for income tax purposes that expire in 2017 through 2032.

5. Related Parties

As discussed in Note 1, the Company derives all of its commissions income from the Fund and trades executed by the Fund.

The Advisor of the Fund provides personnel and certain other support services to the Company. The cost of these services will be reimbursed by the Company. Certain officers of the Company are also officers of the Advisor and of the Fund. During 2014, the Advisor of the Fund charged $24,000 for the cost of their services, which was included as consulting expense in the statement of operations. The Advisor of the Fund also allocates certain shared operating expenses to the Company. During 2013, the Advisor of the Fund allocated $21,960 of rental expense, which was included in the statement of operations. As of December 31, 2014, the payable to the Advisor of the Fund was $0.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

7. Subsequent Events

The Company has completed an evaluation of all subsequent events and has concluded that no subsequent events occurred which would require recognition or disclosure.